Brian C. Daughney, Esq. BDaughney@beckerlawyers.com Phone: (212) 599-3322 Fax: (212) 557-0295 Becker & Poliakoff, LLP 45 Broadway, 17th Floor New York, NY 10006

September 28, 2021

Via EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Mr. Peter McPhun,
Ms. Shannon Menjivar

Re: Alpha Star Acquisition Corp

Amendment No. 2 to Registration Statement on Form S-1

Filed September 24, 2021 File No. 333-257521

Ladies and Gentlemen:

We are in receipt of Staff’s comments on September 23, 2021 regarding Alpha Star Acquisition Corp.’s (“Alpha” or the “Company”) Registration Statement on Form S-1. We filed an amendment to the S-1 on Friday, September 24, 2021.

We have made significant disclosure changes and added risk factors (including within the summary risk factors) to address the PRC issues raised by Staff. Also, we have modified some of the Rule 419 and penny stock disclosures. The Rule 419 changes have been made as a result of recent Staff comments with respect to temporary and permanent equity accounting treatment. As Alpha will be listing on the Nasdaq Global Market, it will qualify as a NMS Stock under Rule 419.

For your convenience, we have repeated Staff’s comments, followed by our responses:

Amendment No. 1 to Registration Statement on Form S-1 filed on August 19, 2021 Cover Page

1.	We note that a majority of your executive officers and/or directors are located in or have significant ties to China/Hong Kong, and you may identify and submit for shareholder approval a business combination with a target business located or based in China. Please disclose this prominently on the prospectus cover page. Your disclosure also should describe the legal and operational risks associated with being based in or acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response:

We have substantially revised the Registration Statement to address Staff’s PRC related comments. In response to comment 1, we refer you to the new disclosure on the cover page, which discusses the ties to the PRC and the issues related to VIE structures and potential PRC governmental actions. We have also added several risks factors. We refer to Staff to the Risk Factors set forth at pages 63 to 67 under the sub heading entitled “Risks Related to Acquiring or Operating Businesses in the PRC.”.

Summary, page 1

2.	We note the discussion of variable interest entities on page 47. Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Please include this disclosure in your summary and expand it in both the summary and on page 47 to explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders, and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response:

As Staff is aware, we are a SPAC, and therefore certain issues raised by Staff may not occur, and may only occur if Alpha were only to occur if Alpha were to undertake a business combination with a PRC based entity. In certain portions of the added disclosure, we have written the material in the potential future tense.

As noted above in Response to comment 1, we have expanded the disclosure throughout the registration statement, including adding risk factors related to Staff’s comments related to PRC issues.

We have also included disclosure in the summary section disclosure in response to Staff’s comment. See page 2. See also page 18.

3.	We note the fifth bullet point on page 28 regarding actions by the government of China. Please revise your summary of risk factors to disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response

As stated above, we have substantially modified the filing to include numerous risks related to possible completion of a business combination with a PRC based entity. See cover page, Summary at page 2 and 24 and the risk factors at pages 63 to 67 under the sub heading entitled “Risks Related to Acquiring or Operating Businesses in the PRC.”

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4.	In your summary, please disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response

See pages 24 and 25 of the Summary section. Additionally, see pages 63 to 67. We note that Alpha is presently a Cayman Island entity. We have included numerous risk factors for completing a business combination outside of the United States starting a page 67. We include a statement at page 24 that we are not currently required to obtain any PRC permissions for listing our securities in the United States or the IPO. We also discuss the issues involved at page 64 under the titled risk factor “Recent regulatory actions by the government of the People’s Republic of China with respect to foreign capital efforts and activities, including Business Combinations with offshore shell companies such as SPACS, may adversely impact our ability to consummate a business combination with a China based entity or business, or materially impact the value of our securities following any such business combination.”

5.	In your summary, please provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response

As we are a spac and have no operations in the PRC and no affiliates or subsidiaries with operations or revenue, we respectfully submit that this comment is more appropriate to disclosure in connection with a business combination merger proxy. Alpha may never undertake a business combination with a PRC entity.

6.	We note the reference on page 47 to the U.S. Holding Foreign Companies Accountable Act and potential delisting of the operating company. In your summary, please disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.

Response

We have included the requested disclosure at page 25 of the Summary section.

Risk Factors, page 46

7.	We note the discussion on page 48 regarding PRC laws and regulations and the use of a variable interest entity. To the extent that you may acquire a company that uses or may use a VIE structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

Response

We have substantially modified disclosure regarding VIE arrangements and potentials risks, including those included in staff’s comments. See “The VIE structure may expose us to additional PRC legal issues and adversely affect control over future operations” and “If the PRC government determines that the contractual arrangements constituting part of any future VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of our VIEs, and our Ordinary Shares may decline in value or become worthless” at page 65.

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8.	Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

Response

Please see page 64 “Recent regulatory actions by the government of the People’s Republic of China with respect to foreign capital efforts and activities, including Business Combinations with offshore shell companies such as SPACS, may adversely impact our ability to consummate a business combination with a China based entity or business, or materially impact the value of our securities following any such business combination” in response to Staff’s comment.

9.	Given the Chinese government’s significant oversight and discretion over the conduct of the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response

In response to Staff’s comment we have included the following risk factors “The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership”, ”If the PRC government determines that the contractual arrangements constituting part of any future VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of our VIEs, and our Ordinary Shares may decline in value or become worthless” at pages 64 and 65.

We have also included these statements in the forepart of the Summary section: If we were to complete a business combination with a PRC or Hong Kong entity, we could be subject to certain legal and operational risks associated with having the majority of post business combination operations in China. PRC laws and regulations governing PRC based business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of any post business combination VIEs, significant depreciation of the value of our Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors, including investors in the United States. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. These recently enacted measures, and new measures which may be implemented, could materially and adversely affect the operations of any post business combination company which we may acquire as our initial business combination.”.

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10.	We note the reference on page 48 to various laws and regulations, including those relating to cyber security. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis.

Response:

We have amended the filing to include disclosure requested by Staff. See page 67.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Bill Huo, Esq. or Brian C. Daughney, Esq. of Becker & Poliakoff LLP at bhuo@beckerlawyers.com or bdaughney@beckerlawyers.com.

Sincerely,

/s/ Brian C. Daughney
Brian C. Daughney

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